

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Gene Maher, President and Director
Northeast Island, Corp.
100 East Cook Avenue
Suite 101
Libertyville, IL 60048

> **Re:** **Northeast Island, Corp.**
> **Form 10**
> **Filed March 8, 2010**
> **File No. 000-53903**

Dear Mr. Maher:

We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Joseph Lucosky, Esq.
via facsimile (732) 577-1188